
200GWRCxGDxxPCRh+

| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM026347 12.12.17.0 | EGV quinr0nd | 30-Sep-2019 12:23 EST | | 813211 TX 61 | 10* |
| FORM S-1 - ALTERNATE | START PAGE | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

Unaudited pro forma financial information

The unaudited pro forma statement of comprehensive income for the year ended December 31, 2018 and unaudited pro forma statement of comprehensive income for the six months ended June 30, 2019 give effect to (i) the acquisition of T&C Insurance, Lykes and MSI (collectively, "Significant Historical Businesses Acquired") and (ii) the Offering Adjustments as if each had occurred on January 1, 2018.

The unaudited pro forma balance sheet as of June 30, 2019 gives effect to the Offering Adjustments as if this offering occurred on June 30, 2019. See "Capitalization."

The unaudited pro forma financial information has been prepared by our management and is based on Baldwin Risk Partners, LLC's historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

Our historical financial information for the year ended December 31, 2018 and for the six months ended June 30, 2019 have been derived from Baldwin Risk Partners, LLC's financial statements and accompanying notes included elsewhere in this prospectus.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Baldwin Risk Partners, LLC. See the notes to unaudited pro forma financial information below for a discussion of assumptions made. The pro forma adjustments that were made represent only those transactions which are directly attributable to this offering and Significant Historical Businesses Acquired, factually supportable and expected to have a continuing impact on our results of operations. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

The unaudited pro forma financial information should be read together with "Capitalization," "Selected historical financial data," "Management's discussion and analysis of financial condition and results of operations" and our financial statements and related notes thereto included elsewhere in this prospectus.

The pro forma adjustments for the acquisition of Significant Historical Businesses Acquired are described in the notes to the unaudited pro forma consolidated financial information, and principally include adjustments to the consolidated pro forma statements of comprehensive income to give effect to such acquisitions as if they occurred on January 1, 2018 and reflect pro forma adjustments to transaction expenses for such acquisitions.

The pro forma adjustments related to this offering, which we refer to as the "Offering Adjustments," are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

- adjustments for the Reorganization Transactions and the entry into the Tax Receivable Agreement.

- the issuance of 20,000,000 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $298.4 million, assuming that the shares are offered at $16.00 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

- the application by BRP Group, Inc. of the net proceeds from this offering to acquire 16,533,333 newly-issued LLC Units from Baldwin Risk Partners, LLC and 3,466,667 LLC Units from Lowry Baldwin, our Chairman, and Villages Invesco at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock and the cancellation of the corresponding number of shares of Class B common stock;


200GWRCxGDxxp7bhw

| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM026347 12.12.17.0 | EGV quinr0nd | 30-Sep-2019 12:24 EST | | 813211 TX 62 | 8* |
| FORM S-1 - ALTERNATE | None | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

- the recognition of a noncontrolling interest in Baldwin Risk Partners, LLC held by the Pre-IPO LLC Members;

- the application by Baldwin Risk Partners, LLC of a portion of the proceeds of the sale of LLC Units to BRP Group, Inc. to pay fees and expenses of approximately $4.6 million in connection with this offering;

- the application by Baldwin Risk Partners, LLC of a portion of the proceeds of the sale of LLC Units to BRP Group, Inc. to repay in full $77.5 million of related party debt.

- the grant of restricted shares of Class A common stock under our Incentive Plan (as defined below) in connection with this offering; and

- provision for federal and state income taxes of BRP Group, Inc. as a taxable corporation at an effective rate of -3.9% for the year ended December 31, 2018 and 8.7% for the six months ended June 30, 2019 (the effective rate was calculated using the new U.S. federal income tax rate of 21%). The effective tax rate for the year ended December 31, 2018 is negative as a result of the fact that the loss before tax attributable to controlling interests is nominal, coupled with various unfavorable permanent differences, such as non-deductible expenses, resulting in a positive income tax provision for the year.

As a result of the foregoing, immediately following the completion of this offering, the ownership percentage represented by LLC Units held by noncontrolling interests will be 68%, and the net income attributable to LLC Units representing noncontrolling interests will accordingly be allocated 68% of Baldwin Risk Partners LLC's net income upon completion of this offering. If the underwriters' option to purchase additional shares is exercised in full, the ownership percentage represented by LLC Units held by noncontrolling interests will be 67%, and the net income attributable to LLC Units representing noncontrolling interests will accordingly be allocated 67% of Baldwin Risk Partners LLC's net income upon completion of this offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these expenses.

| BALDWIN RISK PARTNER | Donnelley Financial | VDI-W7-PFL-0427 12.12.17.0 | EGV katht0dc | 28-Sep-2019 17:55 EST | 813211 TX 63 | 11* |
| FORM S-1 - ALTERNATE | START PAGE | | NYM | 23-Sep-2019 17:22 EST COMP | PS PMT | 1C |

200GWRCxGDslwa77a



Unaudited pro forma condensed consolidated statement of comprehensive income
Year ended December 31, 2018

	Historical Baldwin Risk Partners, LLC[1]	Historical T&C Insurance Partnership (four months unowned)[9]	Historical Lykes Partnership[9]	Historical MSI Partnership[9]	T&C Insurance Partnership Transaction Adjustments[9]	Lykes Partnership Transaction Adjustments[9]	MSI Partnership Transaction Adjustments[9]	Pro forma Baldwin Risk Partners, LLC	Offering adjustments	Pro forma BRP Group, Inc.[a]
Commissions and fees	$79,879,733	$2,145,383	$11,590,456	$28,162,504	$ –	$ –	$ –	$121,778,076	$ –	$121,778,076
Operating costs and expenses										
Commissions employee compensation and benefits	51,653,640	1,925,195	7,499,885	20,180,954	–	–	–	81,259,674	968,000[2]	82,227,674
Operating expenses	14,379,270	437,220	2,660,262	2,127,155	(14,000)[6]	–	–	19,589,907	–	19,589,907
Depreciation expense	508,109	23,951	87,535	34,361	–	–	–	653,956	–	653,956
Amortization expense	2,581,669	50,000	147,154	–	63,321[7]	549,333[7]	6,973,796[7]	10,365,273	–	10,365,273
Change in fair value of contingent consideration	1,227,697	–	–	–	–	–	–	1,227,697	–	1,227,697
Total operating expenses	70,350,385	2,436,366	10,394,836	22,342,470	49,321	549,333	6,973,796	113,096,507	968,000	114,064,507
Operating income	9,529,348	(290,983)	1,195,620	5,820,034	(49,321)	(549,333)	(6,973,796)	8,681,569	(968,000)	7,713,569
Other income (expense)										
Interest expense, net	(6,625,101)	8,343	(563)	1,020	(781,027)[8]	(3,157,102)[8]	(4,134,291)[8]	(14,688,721)	6,550,829[3]	(8,137,892)
Other expense, net	(215,067)	–	117,609	–	–	–	–	(97,458)	–	(97,458)
Total other income (expense), net	(6,840,168)	8,343	117,046	1,020	(781,027)	(3,157,102)	(4,134,291)	(14,786,179)	6,550,829	(8,235,350)
Income (loss) before income taxes	2,689,180	(282,640)	1,312,666	5,821,054	(830,348)	(3,706,435)	(11,108,087)	(6,104,610)	5,582,829	(521,781)
Income tax provision (benefit)	–	12,488	–	–	(12,488)	–	–	–	20,278[4]	20,278
Net income (loss)	2,689,180	(295,128)	1,312,666	5,821,054	(817,860)	(3,706,435)	(11,108,087)	(6,104,610)	5,562,551[5]	(542,059)
Net income (loss) attributable to noncontrolling interest	3,312,976	–	–	–	–	–	(2,092,139)	1,220,837	(1,574,631)	(353,794)
Net income (loss) attributable to controlling interests	$ (623,796)	$ (295,128)	$ 1,312,666	$ 5,821,054	$(817,860)	$(3,706,435)	$ (9,015,948)	$ (7,325,447)	7,137,182	$ (188,265)


200GWRCxGDxyQVC7.

| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM026347 12.12.17.0 | EGV quinr0nd | | 30-Sep-2019 12:24 EST | | 813211 TX 64 | 8* |
| FORM S-1 - ALTERNATE | None | | NYM | | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

	Historical Baldwin Risk Partners, LLC[1]	Historical T&C Insurance Partnership (four months unowned)[8]	Historical Lykes Partnership[8]	Historical MSI Partnership[8]	T&C Insurance Partnership Transaction Adjustments[8]	Lykes Partnership Transaction Adjustments[8]	MSI Partnership Transaction Adjustments	Pro forma Baldwin Risk Partners, LLC	Offering adjustments	Pro forma BRP Group, Inc.[a]
Pro forma net loss per share data[10]:										
Pro forma weighted-average shares of Class A common stock outstanding										
Basic										20,133,776
Diluted										20,133,776
Net loss available to Class A common stock per share										
Basic									$	(0.01)
Diluted										(0.01)

(a)   In accordance with Article 11 of Regulation S-X, these pro forma financial statements give effect to (i) the Significant Historical Businesses Acquired and (ii) the Offering Adjustments as if each had occurred on January 1, 2018.


200GWRCxGDxx4re7,

| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM023944 12.12.17.0 | EGV hryse0nd | 30-Sep-2019 12:23 EST | 813211 TX 65 | 12* |
| FORM S-1 - ALTERNATE | START PAGE | | NYM | 23-Sep-2019 17:22 EST COMP | PS PMT | 1C |

Notes to unaudited pro forma condensed consolidated statement of comprehensive income
Year ended December 31, 2018

(1) BRP Group, Inc. was incorporated as a Delaware corporation on July 1, 2019 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated statement of comprehensive income. This column represents the consolidated financial statements of Baldwin Risk Partners, LLC, the predecessor for accounting purposes.

(2) This adjustment represents the total increase in compensation expense we expect to incur in conjunction with the completion of this offering as a result of the grant of restricted stock units of Class A common stock that cliff-vest after four years under our Incentive Plan. This adjustment reflects compensation expense associated with this grant had it occurred on January 1, 2018.

(3) Reflects an adjustment to interest expense from repayment in full of $77.5 million of related party debt using a portion of the proceeds from this offering, which includes removing the pro forma interest related to related party debt as a result of the Significant Historical Businesses Acquired by Baldwin Risk Partners, LLC.

(4) Baldwin Risk Partners, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by Baldwin Risk Partners, LLC will flow through to its partners, including us, and is generally not subject to tax at the Baldwin Risk Partners, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of Baldwin Risk Partners, LLC. As a result, the unaudited pro forma consolidated statements of comprehensive income reflects adjustments to our income tax expense to reflect an effective income tax rate of -3.9%, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state and local jurisdiction. The effective tax rate is negative as a result of the fact that the loss before tax attributable to controlling interests is nominal, coupled with various unfavorable permanent differences, such as non-deductible expenses, resulting in a positive income tax provision for the year ended December 31, 2018.

(5) Upon completion of the Transactions, BRP Group, Inc. will become the sole managing member of Baldwin Risk Partners, LLC through the Amended LLC Agreement. The Baldwin Risk Partners, LLC capital structure will be modified by reclassifying the interests currently held by the Pre-IPO LLC Members into a single new class of non-voting common interest units. In addition, the Amended LLC Agreement will provide for BRP Group, Inc. to manage and operate the business and control the strategic decisions and day-to-day operations of Baldwin Risk Partners, LLC. Although we will have a minority economic interest in Baldwin Risk Partners, LLC we will have the sole voting interest in, and control the management of, Baldwin Risk Partners, LLC. As a result, we will consolidate the financial results of Baldwin Risk Partners, LLC in accordance with the variable interest model under ASC 810-10 and will report a noncontrolling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statements of comprehensive income. We believe the variable interest model is appropriate because: (a) the governing provisions of Baldwin Risk Partners, LLC are the functional equivalent of a limited partnership, which requires application of authoritative literature for limited partnerships; (b) BRP Group, Inc. has a variable interest in Baldwin Risk Partners, LLC via equity interest; and (c) Baldwin Risk Partners, LLC meets the definition of a variable interest entity as Pre-IPO LLC Members do not hold substantive kick-out or participation rights. As a result, we will consolidate the financial results of Baldwin Risk Partners, LLC and will report a noncontrolling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statements of comprehensive income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, BRP Group, Inc. will own 32% of the economic interest of Baldwin Risk Partners, LLC and the Pre-IPO LLC Members will own the remaining 68%



BALDWIN RISK PARTNER	Donnelley Financial	NY0146AM026131 12.12.17.0	EGV feucs0nd	30-Sep-2019 10:49 EST		813211 TX 66	17*
FORM S-1 - ALTERNATE	None		NYM	23-Sep-2019 17:22 EST	COMP	PS PMT	1C

of the economic interest of Baldwin Risk Partners, LLC. Net income attributable to noncontrolling interests will represent 68% of the income before income taxes of Baldwin Risk Partners, LLC upon completion of this offering. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, BRP Group, Inc. will own 33% of the economic interest of Baldwin Risk Partners, LLC and the Pre-IPO LLC Members will own the remaining 67% of the economic interest of Baldwin Risk Partners, LLC and net income attributable to noncontrolling interests would represent 67% of the income before income taxes of Baldwin Risk Partners, LLC upon completion of this offering.

The computation of the pro forma loss attributable to noncontrolling interest, following the consummation of this offering, is as follows:

	Year ended December 31, 2018
Loss before provision (benefit) for income taxes	$(521,781)
Pre-IPO LLC Members economic interest in Baldwin Risk Partners, LLC	67.8%
Loss attributable to non-controlling interest	$(353,794)

(6) Reflects the pro forma adjustment to remove transaction expenses including due diligence and attorneys' fees incurred in connection with the acquisition of T&C Insurance in May 2018.

(7) Reflects the pro forma adjustment to amortization expense related to purchased customer accounts recorded in connection with the acquisition of T&C Insurance in May 2018, purchased customer accounts recorded in connection with the acquisition of Lykes in March 2019 and software, purchased carrier relationships, purchased distributor relationships, trade name, and purchased customer accounts of MSI in April 2019.

The intangible assets acquired have the following useful lives:

Intangible assets	Useful life (in years)
Purchased customer accounts (T&C Insurance and Lykes)	15
Software	5
Purchased carrier relationships	20
Purchased distributor relationships	20
Trade name	5
Purchased customer accounts (MSI)	5

Amortization expense over the next five years for each of the acquisitions is as follows:

	Amortization expense over the next five years				
	Year 1	Year 2	Year 3	Year 4	Year 5
T&C Insurance	$ 234,525	$ 214,686	$ 196,754	$ 181,030	$ 163,933
Lykes	468,984	399,738	340,063	288,634	244,313
MSI	6,973,396	6,670,818	6,946,806	7,270,491	7,363,957

(8) Reflects the pro forma adjustment to interest expense related to the incremental debt borrowed in connection with the acquisitions of T&C Insurance in May 2018, Lykes in March 2019 and MSI in April 2019.

	Year ended December 31, 2018
Interest on revolving lines of credit	$2,923,305
Interest on related party debt	3,270,708
Pro forma cash interest expense	6,194,013
Amortization of capitalized debt issuance costs	1,878,407
Total pro forma interest expense	$8,072,420


200GWRCxGDuo4Z8hX

| BALDWIN RISK PARTNER | Donnelley Financial | VDI-W7-PF10-005 12.12.17.0 | EGV palap0dc | 29-Sep-2019 22:31 EST | | 813211 TX 67 | 9* |
| FORM S-1 - ALTERNATE | None | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

(9) During May 2018, we entered into an asset purchase agreement to purchase certain assets and intellectual and intangible rights and assume certain liabilities of T&C Insurance for cash of $14.4 million and fair value of contingent earnout consideration of $2.9 million. The Partnership was made to gain access to the Houston market and expand the Company's presence in the private risk management, employee benefits, and commercial insurance distribution marketplace. We recognized total commissions and fees and net loss from the T&C Insurance Partnership of $4.1 million and $136 thousand, respectively, for the year ended December 31, 2018. As a result of the Partnership, the Company recognized goodwill in the amount of $13.8 million. The factors contributing to the recognition of the amount of goodwill are based on strategic benefits that are expected to be realized from acquiring T&C Insurance's assembled workforce in addition to other synergies gained from integrating T&C Insurance's operations into the Company's consolidated structure.

During March 2019, we entered into an asset purchase agreement to purchase certain assets and intellectual and intangible rights and assume certain liabilities of Lykes, a Middle Market Partner, for cash consideration of $36.0 million and fair value of noncontrolling interest of $1.0 million. The Partnership was made to expand the Company's Middle Market business presence in Florida. As a result of the Lykes Partnership, the Company recognized goodwill in the amount of $28.7 million. The factors contributing to the recognition of the amount of goodwill are based on strategic benefits that are expected to be realized from acquiring Lykes' assembled workforce in addition to other synergies gained from integrating the Lykes' operations into the Company's consolidated structure.

During April 2019, we entered into a securities purchase agreement with an unrelated third party to purchase certain assets and intellectual and intangible rights and assume certain liabilities of MSI, a Specialty Partner, for cash of $45.5 million, fair value of contingent earnout consideration of $25.6 million, fair value of noncontrolling interest of $31.0 million and a trust balance adjustment of $1.1 million. The Partnership was made to obtain access to certain technology and invest in executive talent for building and growing the MGA of the Future, and to apply its functionality to other insurance placement products, as well as to expand the Company's market share in specialty renter's insurance. MGA of the Future is a national renter's insurance product distributed via sub-agent partners and property management software providers, which has expanded distribution capabilities for new products through the Company's wholesale and retail networks. As a result of the MSI Partnership, the Company recognized goodwill in the amount of $53.8 million. The factors contributing to the recognition of the amount of goodwill are based on strategic benefits that are expected to be realized from acquiring MSI's MGA of the Future platform. The maximum potential contingent earnout consideration available to be earned by MSI is $61.5 million.

(10) Pro forma basic net loss per share is computed by dividing the net loss available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net loss per share is computed by adjusting the net loss available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. The calculation of diluted net loss per share excludes 42,121,568 shares of Class B common stock that are convertible into Class A common stock under the "if-converted" method as the inclusion of such shares would be antidilutive to the periods presented. Shares of Class B common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net loss per share. In addition, we expect to grant 242,000 restricted stock units of Class A common stock under our Incentive Plan with an aggregate value of $3,872,000 in connection with this offering, each at an exercise price equal to the initial public offering price. Under the treasury stock method, assuming the restricted stock units were granted at the beginning of the period at an exercise price equal to $16.00 per share (the midpoint of the price range listed on the cover page of this prospectus), the effect of these restricted stock units is anti-dilutive and has therefore been excluded from the computations of pro forma diluted net loss per share. The



BALDWIN RISK PARTNER | Donnelley Financial | VDI-W7-PF10-005 12.12.17.0 | EGV palap0dc | **29-Sep-2019 22:31 EST** | | **813211 TX 68** | 14*
FORM S-1 - ALTERNATE | None | | NYM | **23-Sep-2019 17:22 EST** | **COMP** | PS PMT | 1C

following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net loss per share.

	Pro forma (unaudited) BRP Group, Inc. for the year ended December 31, 2018
Basic and diluted net loss per share:	
Numerator	
Net loss	$ (542,059)
Less: net loss attributable to non-controlling interests	(353,794)
Net loss attributable to Class A common stockholders - basic and diluted	$ (188,265)
Denominator	
Shares of Class A common stock held by Pre-IPO LLC Members	133,776
Shares of Class A common stock sold in this offering	20,000,000
Weighted-average shares of Class A common stock outstanding - basic and diluted	20,133,776
Basic and diluted net loss per share	$ (0.01)



| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM026347 12.12.17.0 | EGV quinr0nd | 30-Sep-2019 10:48 EST | | 813211 TX 69 | 16* |
| FORM S-1 - ALTERNATE | START PAGE | | NYM | 23-Sep-2019 17:22 EST | COMP | PS   PMT | 1C |

Unaudited pro forma condensed consolidated statement of comprehensive income

Six months ended June 30, 2019

	Historical Baldwin Risk Partners, LLC[1]	Historical Lykes Partnership (two months unowned)[9]	Historical MSI Partnership (three months unowned)[9]	Lykes Partnership Transaction adjustments[9]	MSI Partnership Transaction adjustments[9]	Pro forma Baldwin Risk Partners, LLC	Offering adjustments	Pro forma BRP Group, Inc.[a]
Commissions and fees	$62,897,206	$2,824,719	$7,828,065	$ −	$ −	$73,549,990	$ −	$73,549,990
Operating costs and expenses								
Commissions employee compensation and benefits	40,279,574	1,053,982	5,206,578	−	−	46,540,134	484,000[2]	47,024,134
Operating expenses	10,391,282	261,501	469,636	(83,543)[6]	(239,581)[6]	10,799,295	−	10,799,295
Depreciation expense	276,185	−	8,590	−	−	284,775	−	284,775
Amortization expense	3,711,201	−	−	183,111[7]	1,743,449[7]	5,637,761	−	5,637,761
Change in fair value of contingent consideration	(3,757,123)	−	−	−	−	(3,757,123)	−	(3,757,123)
Total operating expenses	50,901,119	1,315,483	5,684,804	99,568	1,503,868	59,504,842	484,000	59,988,842
Operating income	11,996,087	1,509,236	2,143,261	(99,568)	(1,503,868)	14,045,148	(484,000)	13,561,148
Other income (expense)								
Interest expense, net	(5,213,442)	−	466	(557,621)[8]	(1,009,622)[8]	(6,780,219)	3,911,019(3)	(2,869,200)
Other expense, net	−	−	−	−	−	−	−	−
Total other income (expense), net	(5,213,442)	−	466	(557,621)	(1,009,622)	(6,780,219)	3,911,019	(2,869,200)
Income (loss) before income taxes	6,782,645	1,509,236	2,143,727	(657,189)	(2,513,490)	7,264,929	3,427,019	10,691,948
Income tax provision (benefit)	−	−	−	−	−	−	932,307[4]	932,307
Net income (loss)	6,782,645	1,509,236	2,143,727	(657,189)	(2,513,490)	7,264,929	2,494,712[5]	9,759,641
Net income (loss) attributable to noncontrolling interest	2,452,974	−	−	−	(523,035)	1,929,939	5,319,743	7,249,682
Net income (loss) attributable to controlling interests	$ 4,329,671	$1,509,236	$2,143,727	$(657,189)	$(1,990,455)	$ 5,334,990	(2,825,031)	$ 2,509,959
Pro forma net income per share data[10]:								
Pro forma weighted-average shares of Class A common stock outstanding								
Basic								20,133,776
Diluted								20,133,776
Net income available to Class A common stock per share								
Basic								$ 0.12
Diluted								0.12

(a)   In accordance with Article 11 of Regulation S-X, these pro forma financial statements give effect to (i) the Significant Historical Businesses Acquired and (ii) the Offering Adjustments as if each had occurred on January 1, 2018.



| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM023944 12.12.17.0 | EGV hryse0nd | 30-Sep-2019 12:23 EST | | 813211 TX 70 | 10* |
| FORM S-1 - ALTERNATE | START PAGE | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

Notes to unaudited pro forma condensed consolidated statement of comprehensive income

Six months ended June 30, 2019

[1] BRP Group, Inc. was incorporated as a Delaware corporation on July 1, 2019 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated statement of comprehensive income. This column represents the consolidated financial statements of Baldwin Risk Partners, LLC, the predecessor for accounting purposes.

[2] This adjustment represents the total increase in compensation expense we expect to incur in conjunction with the completion of this offering as a result of the grant of restricted stock units of Class A common stock that cliff-vest after four years under our Incentive Plan. This adjustment reflects compensation expense associated with this grant had it occurred on January 1, 2018.

[3] Reflects an adjustment to interest expense from repayment in full of $77.5 million of related party debt using a portion of the proceeds from this offering, which includes removing the pro forma interest related to related party debt as a result of the Significant Historical Businesses Acquired by Baldwin Risk Partners, LLC.

[4] Baldwin Risk Partners, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by Baldwin Risk Partners, LLC will flow through to its partners, including us, and is generally not subject to tax at the Baldwin Risk Partners, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of Baldwin Risk Partners, LLC. As a result, the unaudited pro forma consolidated statement of comprehensive income reflects adjustments to our income tax expense to reflect an effective income tax rate of 8.7%, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state and local jurisdiction.

[5] Upon completion of the Transactions, BRP Group, Inc. will become the sole managing member of Baldwin Risk Partners, LLC through the Amended LLC Agreement. The Baldwin Risk Partners, LLC capital structure will be modified by reclassifying the interests currently held by the Pre-IPO LLC Members into a single new class of non-voting common interest units. In addition, the Amended LLC Agreement will provide for BRP Group, Inc. to manage and operate the business and control the strategic decisions and day-to-day operations of Baldwin Risk Partners, LLC. Although we will have a minority economic interest in Baldwin Risk Partners, LLC we will have the sole voting interest in, and control the management of, Baldwin Risk Partners, LLC. As a result, we will consolidate the financial results of Baldwin Risk Partners, LLC in accordance with the variable interest model under ASC 810-10 and will report a noncontrolling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statements of comprehensive income. We believe the variable interest model is appropriate because: (a) the governing provisions of Baldwin Risk Partners, LLC are the functional equivalent of a limited partnership, which requires application of authoritative literature for limited partnerships; (b) BRP Group, Inc. has a variable interest in Baldwin Risk Partners, LLC via equity interest; and (c) Baldwin Risk Partners, LLC meets the definition of a variable interest entity as Pre-IPO LLC Members do not hold substantive kick-out or participation rights. As a result, we will consolidate the financial results of Baldwin Risk Partners, LLC and will report a noncontrolling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statements of comprehensive income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, BRP Group, Inc. will own 32% of the economic interest of Baldwin Risk Partners, LLC and the Pre-IPO LLC Members will own the remaining 68% of the economic interest of Baldwin Risk Partners, LLC. Net income attributable to noncontrolling interests will



| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM026347 12.12.17.0 | EGV quinr0nd | 30-Sep-2019 10:54 EST | | 813211 TX 71 | 13* |
| FORM S-1 - ALTERNATE | None | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

represent 68% of the income before income taxes of Baldwin Risk Partners, LLC upon completion of this offering. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, BRP Group, Inc. will own 33% of the economic interest of Baldwin Risk Partners, LLC and the Pre-IPO LLC Members will own the remaining 67% of the economic interest of Baldwin Risk Partners, LLC and net income attributable to noncontrolling interests would represent 67% of the income before income taxes of Baldwin Risk Partners, LLC upon completion of this offering.

The computation of the pro forma income attributable to noncontrolling interest, following the consummation of this offering, is as follows:

	Six months ended June 30, 2019
Income before provision (benefit) for income taxes	$10,691,948
Pre-IPO LLC Members economic interest in Baldwin Risk Partners, LLC	67.8%
Income attributable to non-controlling interest	$ 7,249,682

(6) Reflects the pro forma adjustment to eliminate transaction expenses including due diligence and attorneys' fees incurred in connection with the acquisitions of Lykes in March 2019 and MSI in April 2019.

(7) Reflects the pro forma adjustment to amortization expense related to the purchased customer accounts recorded in connection with the acquisitions of Lykes in March 2019 and software, purchased carrier relationships, purchased distributor relationships, trade name and purchased customer accounts of MSI in April 2019.

The intangible assets acquired have the following useful lives:

Intangible assets	Useful life (in years)
Purchased customer accounts (Lykes)	15
Software	5
Purchased carrier relationships	20
Purchased distributor relationships	20
Trade name	5
Purchased customer accounts (MSI)	5

Amortization expense over the next five years for each of the acquisitions is as follows:

	Amortization expense over the next five years				
	Year 1	Year 2	Year 3	Year 4	Year 5
Lykes	$ 468,984	$ 399,738	$ 340,063	$ 288,634	$ 244,313
MSI	6,973,396	6,670,818	6,946,806	7,270,491	7,363,957

(8) Reflects the pro forma adjustment to interest expense related to the incremental debt borrowed in connection with the acquisitions of Lykes in March 2019 and MSI in April 2019.

	Six months ended June 30, 2019
Interest on revolving lines of credit	$ 593,871
Interest on related party debt	635,625
Pro forma cash interest expense	1,229,496
Amortization of capitalized debt issuance costs	337,747
Total pro forma interest expense	$1,567,243



| **BALDWIN RISK PARTNER** | Donnelley Financial | VDI-W7-PF10-005 12.12.17.0 | EGV palap0dc | 29-Sep-2019 22:32 EST | | 813211 TX 72 | 11* |
| **FORM S-1 - ALTERNATE** | None | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

(9) During March 2019, we entered into an asset purchase agreement to purchase certain assets and intellectual and intangible rights and assume certain liabilities of Lykes, a Middle Market Partner, for cash consideration of $36.0 million and fair value of noncontrolling interest of $1.0 million. The Partnership was made to expand the Company's Middle Market business presence in Florida. The Company recognized total revenues and net income from the Lykes Partnership of $3.5 million and $0.5 million, respectively, for the six months ended June 30, 2019. As a result of the Lykes Partnership, the Company recognized goodwill in the amount of $28.7 million. The factors contributing to the recognition of the amount of goodwill are based on strategic benefits that are expected to be realized from acquiring Lykes Insurance's assembled workforce in addition to other synergies gained from integrating the Lykes Insurance's operations into the Company's consolidated structure.

During April 2019, we entered into a securities purchase agreement with an unrelated third party to purchase certain assets and intellectual and intangible rights and assume certain liabilities of MSI, a Specialty Partner, for cash of $45.5 million, fair value of contingent earnout consideration of $25.6 million, fair value of noncontrolling interest of $31.0 million and a trust balance adjustment of $1.1 million. The Partnership was made to obtain access to certain technology and invest in executive talent for building and growing the MGA of the Future, and to apply its functionality to other insurance placement products, as well as to expand the Company's market share in specialty renter's insurance. MGA of the Future is a national renter's insurance product distributed via sub-agent partners and property management software providers, which has expanded distribution capabilities for new products through the Company's wholesale and retail networks. The Company recognized total revenues and net loss from the MSI Partnership of $9.5 million and $1.3 million, respectively, for the six months ended June 30, 2019. As a result of the MSI Partnership, the Company recognized goodwill in the amount of $53.8 million. The factors contributing to the recognition of the amount of goodwill are based on strategic benefits that are expected to be realized from acquiring MSI's MGA of the Future platform. The maximum potential contingent earnout consideration available to be earned by MSI is $61.5 million.

(10) Pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. The calculation of diluted net income per share excludes 42,121,568 shares of Class B common stock that are convertible into Class A common stock under the "if-converted" method as the inclusion of such shares would be antidilutive to the periods presented. Shares of Class B common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net income per share. In addition, we expect to grant 242,000 restricted stock units of Class A common stock under our Incentive Plan with an aggregate value of $3,872,000 in connection with this offering, each at an exercise price equal to the initial public offering price. Under the treasury stock method, assuming the restricted stock units were granted at the beginning of the period at an exercise price equal to $16.00 per share (the midpoint of the price range listed on the cover page of this prospectus), the effect of these restricted stock units is anti-dilutive and has therefore been excluded from the computations of pro forma diluted


200GWRCxGDuoBSC7

| BALDWIN RISK PARTNER | Donnelley Financial | VDI-W7-PF10-005 12.12.17.0 | EGV palap0dc | 29-Sep-2019 22:32 EST | | 813211 TX 73 | 11* |
| FORM S-1 - ALTERNATE | None | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

net income per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share.

	Pro forma (unaudited) BRP Group, Inc. for the six months ended June 30, 2019
Basic and diluted net income per share:	
Numerator	
Net income	$ 9,759,641
Less: net income attributable to non-controlling interests	7,249,682
Net income attributable to Class A common stockholders - basic and diluted	$ 2,509,959
Denominator	
Shares of Class A common stock held by Pre-IPO LLC Members	133,776
Shares of Class A common stock sold in this offering	20,000,000
Weighted-average shares of Class A common stock outstanding - basic and diluted	20,133,776
Basic and diluted net income per share	$ 0.12

Unaudited pro forma condensed consolidated balance sheet
As of June 30, 2019

	Historical Baldwin Risk Partners, LLC[1]	Offering adjustments	Pro forma BRP Group, Inc.[a]
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 12,820,303	161,689,950[3]	$174,510,253
Restricted cash	3,008,605	–	3,008,605
Premiums, commissions and fees receivable, net	53,597,456	–	53,597,456
Prepaid expenses and other current assets	2,201,266	(864,791)[4]	1,336,475
Due from related parties	3,188	–	3,188
Total current assets	71,630,818	160,825,159	232,455,977
Property and equipment, net	2,459,444	–	2,459,444
Deposits and other non-current assets	603,145	–	603,145
Deferred financing costs, net	7,822,558	(6,685,366)[10]	1,137,192
Deferred commission expense	3,093,617	–	3,093,617
Deferred tax assets	–	22,262,986[9]	22,262,986
Intangible assets, net	84,429,370		84,429,370
Goodwill	148,220,941	–	148,220,941
Total assets	$ 318,259,893	$ 176,402,779	$494,662,672
LIABILITIES AND EQUITY			
Current Liabilities:			
Premiums payable to insurance	$ 48,093,838	–	$ 48,093,838
Producer commissions payable	6,219,546	–	6,219,546
Accrued expenses	5,107,100	–	5,107,100
Contract liabilities	4,791,536		4,791,536
Current portion of contingent earnout liabilities	1,585,370	–	1,585,370
Other current liabilities	207,378	322,512[9]	529,890
Current portion of long-term debt	–	–	–
Total current liabilities	66,004,768	322,512	66,327,280
Advisor incentive liabilities	2,825,102	(1,228,999)[2]	1,596,103
Tax Receivable Agreement liability	–	14,549,628[9]	14,549,628
Revolving lines of credit	92,329,959	–	92,329,959
Related party debt	77,500,334	(77,500,334)[10]	–
Contingent earnout liabilities, less current portion	29,525,159	–	29,525,159
Other long-term liabilities	273,120	(273,120)[2]	–
Total liabilities	268,458,442	(64,130,313)	204,328,129
Commitments and contingencies	–	–	–
Mezzanine equity:			
Redeemable noncontrolling interest	65,642,767	(65,642,767)[2]	–
Redeemable members' capital	110,596,275	(110,596,275)[7]	–
Members'/stockholders' equity (deficit):			
Class A common stock	–	200,939[6]	200,939
Class B common stock	–	4,559[6]	4,559
Member note receivable	(255,700)	255,700[5]	–
Additional paid-in capital	–	100,431,244[11]	100,431,244
Accumulated deficit	(128,869,332)	126,716,983[5]	(2,152,349)
Noncontrolling interest	2,687,441	189,162,709[5]	191,850,150
Total members'/stockholders' equity (deficit)	(126,437,591)	416,772,134	290,334,543
Total liabilities, redeemable noncontrolling interest, redeemable members'/stockholders' capital and members'/stockholders' equity (deficit)	$ 318,259,893	$ 176,402,779	$494,662,672

[a] In accordance with Article 11 of Regulation S-X, this pro forma condensed consolidated balance sheet gives effect to the Offering Adjustments as if this Offering occurred on June 30, 2019. See "Capitalization."



| BALDWIN RISK PARTNER | Donnelley Financial | VDI-W7-PFD-0220 12.12.17.0 | EGV thanj0dc | 29-Sep-2019 22:08 EST | 813211 TX 75 | 15* |
| FORM S-1 - ALTERNATE | START PAGE | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT 1C |

Notes to unaudited pro forma condensed consolidated balance sheet as of June 30, 2019

(1)   BRP Group, Inc. was incorporated as a Delaware corporation on July 1, 2019 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet. This column represents the consolidated historical financial statements of Baldwin Risk Partners, LLC, the predecessor for accounting purposes.

(2)   Prior to this offering Baldwin Risk Partners, LLC held an indirect controlling interest in a number of subsidiaries in which a noncontrolling interest was held by pre-acquisition owners or joint venture partners. Many of the noncontrolling interests represent redeemable equity and are classified in mezzanine equity in Baldwin Risk Partners, LLC's historical financial statements. Baldwin Risk Partners, LLC will consummate the Reorganization Transactions described under "Organizational structure," pursuant to which Baldwin Risk Partners, LLC will issue LLC Units to equity holders of its subsidiaries in exchange for all of the equity interests in its subsidiaries not held by Baldwin Risk Partners, LLC prior to such exchange. In addition, the Baldwin Risk Partners, LLC agreement will be amended and restated to, among other things, modify the Baldwin Risk Partners, LLC capital structure by reclassifying the interests currently held by the Pre-IPO LLC Members into LLC Units. The LLC Units will not meet the definition of redeemable equity and will be reclassified to permanent equity.

In addition, pursuant to the Reorganization Transactions, BRP Group, Inc. will issue Class A shares, subject to certain selling restrictions, to settle a portion of the obligation of Baldwin Risk Partners, LLC under the advisor incentive and participation unit ownership plans, which is included within other long-term liabilities.

Value of advisor incentive liability	1,228,999
Value of participation unit ownership plan	273,120
Value of obligations settled in Class A common stock	1,502,119
Price per share	$ 16.00
Number of shares of Class A common stock	93,882

(3)   For purposes of the unaudited pro forma financial information, we have assumed that 20,000,000 shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus.

Assumed initial public offering price per share	$ 16.00
Shares of Class A common stock issued in this offering	20,000,000
Gross proceeds	320,000,000
Less: acquisition of LLC units from Lowry Baldwin and Villages Invesco	55,466,667
Less: underwriting discounts and commissions	21,600,000
Less: offering expenses (including amounts previously deferred)	4,607,840
Plus: offering expenses previously deferred (included above)	864,791
Net cash proceeds	239,190,284
Less: payment of related party debt	77,500,334
Cash proceeds after paydown of debt	$161,689,950


200GWRCxGDxzyXfh=

| BALDWIN RISK PARTNER | Donnelley Financial | NY0146AM026131 12.12.17.0 | EGV feucs0nd | 30-Sep-2019 12:26 EST | | 813211 TX 76 | 15* |
| FORM S-1 - ALTERNATE | None | | NYM | 23-Sep-2019 17:22 EST | COMP | PS   PMT | 1C |

(4)   We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in prepaid expenses and other current assets on this unaudited pro forma consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5)   Upon completion of the Transactions, we will become the sole managing member of Baldwin Risk Partners, LLC. Although we will have a minority economic interest in Baldwin Risk Partners, LLC, we will have the sole voting interest in, and control the management of, Baldwin Risk Partners, LLC. As a result, we will consolidate the financial results of Baldwin Risk Partners, LLC and will report a noncontrolling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated balance sheet. The computation of the noncontrolling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage
Interest in Baldwin Risk Partners, LLC held by BRP Group, Inc.	20,000,000	32.2%
Noncontrolling interest in Baldwin Risk Partners, LLC held by Pre-IPO LLC Members	42,121,568	67.8%
Total	62,121,568	100%

The computation of the pro forma non-controlling interest is below:

Beginning members' deficit	$(128,869,332)
Member note receivable settled	(255,700)
Non-controlling interest previously in subsidiaries of Baldwin Risk Partners, LLC	2,687,441
Proceeds from offering net of underwriting discounts	298,400,000
Purchase of units in Baldwin Risk Partners, LLC from Lowry Baldwin and Villages Invesco	(55,466,667)
Offering expenses	(4,607,840)
Conversion of certain incentive plans to Class A common shares	1,502,119
Reclassification of mezzanine equity	176,239,042
Total members' equity	289,629,063
Continuing members' economic interest in Baldwin Risk Partners, LLC	67.8%
Noncontrolling interest upon completion of this offering	196,383,167
Write-off of deferred financing fees post-offering(10)	(4,533,017)
Noncontrolling interest	$ 191,850,150

If the underwriters were to exercise their option to purchase additional shares of our Class A common stock, in full BRP Group, Inc. would own 33% of the economic interest of Baldwin Risk Partners, LLC and the Pre-IPO LLC Members would own the remaining 67% of the economic interest of Baldwin Risk Partners, LLC.

Following the consummation of this offering, the LLC Units held by the Pre-IPO LLC Members, representing the noncontrolling interest, will be redeemable at the election of the members, for shares of Class A common stock on a one-for-one basis.

(6)   In connection with this offering, we will issue 42,121,568 shares of Class B common stock with a par value of $0.0001 to the Pre-IPO LLC Members, on a one-to-one basis with the number of LLC Units they own, for nominal consideration. In addition, we will issue 20,000,000 shares of Class A common stock with a par value of $.01 in connection with this offering and 93,882 of Class A common shares to settle a portion of the obligation of Baldwin Risk Partners, LLC under the advisor incentive and participation unit ownership plans, all of which will be outstanding immediately following this offering.


200GWRCxGDunP@hhK

| BALDWIN RISK PARTNER | Donnelley Financial | VDI-W7-PFD-0220 12.12.17.0 | EGV thanj0dc | 29-Sep-2019 22:17 EST | | 813211 TX 77 | 11* |
| FORM S-1 - ALTERNATE | None | | NYM | 23-Sep-2019 17:22 EST | COMP | PS PMT | 1C |

(7)   Prior to this offering two minority founders of Baldwin Risk Partners, LLC held voting common units that required redemption upon death; however, the controlling founder had the unilateral right to effect a change in control with drag-along rights that terminate the redemption provision. We concluded that the controlling founder's rights represent a conditional future event that scopes the two minority founders' voting common units out of the guidance pertaining to mandatorily redeemable instruments. The voting common units of two minority holders also contained certain put and call rights in conjunction with termination at the greater of fair value or a floor; thus, the voting common units were presented in redeemable members' capital in the consolidated balance sheet of Baldwin Risk Partners, LLC. We will consummate the Reorganization Transactions described under "Organizational structure," pursuant to which Baldwin Risk Partners, LLC will issue LLC Units to the two minority founding members to replace the previous voting common units. The LLC Units will not meet the definition of redeemable equity and will be reclassified to permanent equity.

(8)   As part of the Reorganization Transactions, BRP Group, Inc. will enter into the Tax Receivable Agreement, pursuant to which BRP Group, Inc. will pay to the Pre-IPO LLC Members 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that it actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as (i) any increase in tax basis in Baldwin Risk Partners, LLC's assets resulting from (a) acquisitions by BRP Group, Inc. of LLC Units from Lowry Baldwin, our Chairman, and Villages Invesco in connection with this offering, (b) the acquisition of LLC Units using the net proceeds from any future offering, (c) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units and the corresponding number of shares of Class B common stock for shares of our Class A common stock or cash or (d) payments under the Tax Receivable Agreement, and (ii) tax benefits related to imputed interest resulting from payments made under the Tax Receivable Agreement.

(9)   BRP Group, Inc. is subject to U.S. federal income taxes, in addition to state, local and foreign taxes. The deferred tax asset of $17.5 million and the $14.9 million due to affiliates for the tax receivable agreement assume: (A) only exchanges associated with this offering, (B) a share price equal to $16.00 per share less any underwriting discount, (C) a constant income tax rate of 25.7%, (D) no material changes in tax law, (E) the ability to utilize tax attributes, (F) no adjustment for potential remedial allocations and (G) future tax receivable agreement payments. The difference between the deferred tax asset recognized and the tax receivable agreement liability is recorded as an increase to additional paid-in-capital. In addition, BRP Group, Inc. recorded a deferred tax asset of $4.8 million for the temporary difference in basis as a result of our investment in Baldwin Risk Partners, LLC, with an offset to additional paid-in-capital.

(10)   Reflects adjustments to related party debt and deferred financing costs from repayment in full of $77.5 million of related party debt and the write-off of $6.7 million of deferred financing costs relating to this debt, 68% of which, or $4.5 million, relates to non-controlling interests and the remaining $2.2 million relates to controlling interest.



200GWRCxGDx!Dkc7n

BALDWIN RISK PARTNER	Donnelley Financial	NY0146AM023944 12.12.17.0	EGV hryse0nd	**30-Sep-2019 12:27 EST**		**813211 TX 78**	13*
FORM S-1 - ALTERNATE	None		NYM	**23-Sep-2019 17:22 EST**	**COMP**	PS PMT	1C

(11) The computation of pro forma additional paid-in-capital is below:

Proceeds from offering net of underwriting discounts[3]	$ 298,400,000
Purchase of units in Baldwin Risk Partners, LLC from Lowry Baldwin and Villages Invesco[3]	(55,466,667)
Offering expenses[3]	(4,607,840)
Deferred income tax asset[9]	22,262,986
Due to affiliates for tax receivable agreement[9]	(14,872,140)
Reclassification of members' deficit[5]	(128,869,332)
Reclassification of member note receivable settled[5][a]	(255,700)
Conversion of certain incentive plans to Class A common shares[2]	1,502,119
Reclassification of mezzanine equity to Class B common shares[2][7]	176,239,042
Reclassification of noncontrolling interest of Baldwin Risk Partners, LLC to Class B common shares[2][7]	2,687,441
Par value of Class A common stock[6]	(200,939)
Par value of Class B common stock[6]	(4,559)
Non-controlling interest upon completion of this offering[5]	(196,383,167)
Additional paid-in-capital	$ 100,431,244

[a] Member note receivable consists of a note due from a partner for his investment in certain additional Partnerships.